                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                               __________________

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. __________________)


                              MUSICMAKER.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   62757C108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JANUARY 1, 2000
--------------------------------------------------------------------------------
                          Date of Event Which Requires
                            Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [x] Rule 13d-1(d)
      -

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 62757C108                 13G                 Page 2 of 5 Pages

1.   Name of Reporting Persons:    Robert P. Bernardi

2.   Check the appropriate box if a member of a group*:    (a)[ ]   (b)[ ]

3.   SEC use only.

4.   Citizenship or Place of Organization:      United States

     Number of shares beneficially owned by each reporting person with:

5.   Sole Voting Power:        2,219,752 shares

6.   Shared Voting Power:        N/A

7.   Sole Dispositive Power:      2,219,752 shares

8.   Shared Dispositive Power:      N/A

9.   Aggregate Amount beneficially owned by
     Each Reporting Person:    2,219,752 shares

10.  Check box if the aggregate amount in row (9) excludes certain shares*: [ ]

11.  Percent of class represented by amount in row 9:  6.7%

12.  Type of Reporting Person*:             IN

Item 1(a).  Name of Issuer:  musicmaker.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Officers:

                    1831 Wiehle Ave.
                    Suite 128
                    Reston, VA 20190

Item 2(a).  Name of Person Filing:          Robert P. Bernardi

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                    Same as Item 1(b)

--------
* See Instructions Before Filling Out.

CUSIP No. 62757C108                   13G                    Page 3 of 5 Pages

Item 2(c).  Citizenship:                    United States

Item 2(d).  Title of Class of Securities:   Common Stock, par value $.01

Item 2(e).  CUSIP Number:                   62757C108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2 (d), check whether the person filing is a:

            (a)[ ] Broker or dealer registered under section 15 of the Act (15
                   U.S.C. 78c).

            (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

            (c)[ ] Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).

            (d)[ ] Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)[ ] An investment adviser in accordance with (S) 240.13d-
                   1(b)(1)(ii)(E);

            (f)[ ] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

            (g)[ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

            (h)[ ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.     Ownership

            (a)  Amount beneficially owned:    2,219,752 shares

            (b)  Percent of class:  6.7%

CUSIP No. 62757C108                   13G                      Page 4 of 5 Pages

            (c)  Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote: 2,219,752 shares

                (ii)  Shared power to vote or to direct the vote:  N/A

               (iii)  Sole power to dispose or to direct
                      the disposition of:          2,219,752 shares

                (iv)  Shared power to dispose or to direct the
                      disposition of:                              N/A

Item 5.     Ownership of Five Percent or Less of a Class.          N/A

Item 6.     Ownership of More than Five Percent on Behalf
            of Another Person.                                     N/A

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by
            the Parent Holding Company.                            N/A

Item 8.     Identification and Classification of Members
            of the Group.                                          N/A

Item 9.     Notice of Dissolution of Group.                        N/A

Item 10.    Certification.                                         N/A

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 1, 2000

                                           /s/ ROBERT P. BERNARDI
                                           ----------------------
                                                (Signature)
                                             Robert P. Bernardi



DC1/10820